SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                               GSI Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37937A107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David M. Apostolico, Esq.
                      Interactive Technology Holdings, LLC
                              3411 Silverside Road
                          Bancroft Building, Suite 205C
                              Wilmington, DE 19810
                                  302-478-9357
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      May 5, 2003; May 6, 2003; May 9, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. []

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)
________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37937A107              13D                         Page 2 of 14 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                     Interactive Technology Holdings, LLC

         2. Check the Appropriate Box if a Member of a Group*         (a) [ ]
                                                                      (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF; OO

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          21,588,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10.  Shared Dispositive Power    13,947,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              21,588,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      48.9% (1)(2)

        14. Type of Reporting Person* OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------
Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of GSI Commerce, Inc. (the "Company"), which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                    13D                   Page 3 of 14 Pages

         1. Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only) QK Holdings, Inc.

         2. Check the Appropriate Box if a Member of a Group*        (a) [ ]
                                                                     (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          21,588,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     13,947,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              21,588,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      48.9% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------
Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                        13D               Page 4 of 14 Pages

          1. Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)
               QVC, Inc.

          2. Check the Appropriate Box if a Member of a Group*       (a) [ ]
                                                                     (b) [X]

          3. SEC Use Only

          4. Source of Funds* WC

          5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

          6. Citizenship or Place of Organization Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          21,588,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     13,947,900 (1)


         11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              21,588,496 (1)(2)

         12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

         13. Percent of Class Represented by Amount in Row (11)     48.9% (1)(2)

         14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------
Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                    13D                  Page 5 of 14 Pages

         1. Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)
                     Comcast QVC, Inc.

         2. Check the Appropriate Box if a Member of a Group*      (a) [ ]
                                                                   (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          21,588,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     13,947,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               21,588,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      48.9% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------
Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                       13D               Page 6 of 14 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                     Comcast Programming Holdings, Inc.

         2. Check the Appropriate Box if a Member of a Group*       (a) [ ]
                                                                    (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          21,588,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     13,947,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               21,588,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)   48.9% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------
Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                         13D             Page 7 of 14 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                Comcast Holdings Corporation (f/k/a Comcast Corporation)

         2. Check the Appropriate Box if a Member of a Group*       (a) [ ]
                                                                    (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          21,588,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     13,947,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              21,588,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)     48.9% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------
Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                       13D               Page 8 of 14 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                     Comcast Corporation (f/k/a AT&T Comcast Corporation)

         2. Check the Appropriate Box if a Member of a Group*      (a) [ ]
                                                                   (b) [X]

         3. SEC Use Only

         4. Source of Funds* WC

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          21,588,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     13,947,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               21,588,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      48.9% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------
Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

Introduction
------------

         This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000 and Amendment No. 2 thereto filed on August 29, 2001 (as so amended, the "Original Filing"), on behalf of Interactive Technology Holdings, LLC, QK Holdings, Inc., Comcast Corporation (n/k/a Comcast Holdings Corporation, "CHC"), QVC, Inc., Comcast Programming Holdings, Inc., and Comcast QVC, Inc. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing. References to "herein" and "hereof" are references to the Original Filing, as amended by this Amendment.

         The purpose of this Amendment is (1) to add Comcast Corporation (f/k/a AT&T Comcast Corporation) as the new parent entity of CHC, which was formed in 2001 in connection with the acquisition of AT&T Broadband on November 18, 2002, as a Reporting Person, and (2) to include among the number of shares of the Company's Common Stock beneficially owned by the Reporting Persons the shares of Common Stock acquired by Interactive Technology Holdings, LLC on May 5, May 6 and May 9, 2003 in open market purchases and negotiated private block purchases.

Item 1.  Security and Company.

         As a result of a change in the legal  name of the  Company in May 2002,
Item 1 of the Original Filing is hereby amended by replacing the first sentence in its entirety with the following:

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of GSI Commerce, Inc. (the "Company"), including shares of Common Stock issuable upon exercise of the warrants, purchased by Interactive Technology Holdings, LLC.

Item 2.  Identity and Background.

         Item 2 of the Original Filing is hereby amended and restated to read in its entirety as follows:

         This statement is being filed jointly by the following persons (hereinafter referred to collectively as the "Reporting Persons"):

          (1)  Interactive   Technology   Holdings,   LLC,  a  Delaware  limited
               liability company ("Interactive")

          (2)  QK Holdings, Inc., a Delaware corporation ("QK")

          (3)  QVC, Inc., a Delaware corporation ("QVC")

          (4)  Comcast QVC, Inc., a Delaware corporation ("Comcast QVC")

          (5)  Comcast  Programming  Holdings,   Inc.,  a  Delaware  corporation
               ("Holdings")

          (6) Comcast Holdings Corporation, a Pennsylvania corporation (f/k/a Comcast Corporation) ("CHC")

          (7) Comcast Corporation, a Pennsylvania corporation (f/k/a AT&T Comcast Corporation) ("Comcast")

         QK is the managing member of Interactive and has an approximately 70% interest in the profits of Interactive. QK is a wholly-owned subsidiary of QVC. Comcast through its subsidiaries has an approximately 30% interest in the



                               Page 9 of 14 Pages
profits of Interactive. Comcast QVC holds a majority of the voting shares of QVC. Comcast QVC is a wholly-owned subsidiary of Holdings. Holdings is a wholly-owned subsidiary of CHC. CHC is a wholly-owned subsidiary of Comcast. Comcast is joining the Original Filing as a Reporting Person as a result of it becoming the new parent entity of CHC in connection with the acquisition of AT&T Broadband on November 18, 2002.

         Interactive is engaged primarily in the business of seeking and making investments related to the business in which QVC is engaged. The current principal business office of Interactive is located at 3411 Silverside Road, Bancroft Building, Suite 205C, Wilmington, Delaware 19810.

         QK is a holding company. The principal business office of QK is located at 3411 Silverside Road, Bancroft Building, Suite 205C, Wilmington, Delaware 19810.

         QVC is principally engaged in the retailing of general merchandise through electronic media by producing and distributing merchandise-focused television programs, via satellite, to affiliated video program distributors for retransmission to subscribers. The principal business office of QVC is located at Studio Park, 1200 Wilson Drive, West Chester, Pennsylvania 19380.

         Holdings and Comcast QVC are holding companies. The principal business office of Holdings and Comcast QVC is located at 1201 N. Market Street, Suite 1405, Wilmington, Delaware 19801.

         Comcast and CHC are  principally  involved in three lines of  business:
(1) cable, through the development, management and operation of broadband communications networks in the United States, (2) commerce, through QVC, Comcast's consolidated electronic retailing subsidiary, and (3) content, through Comcast's consolidated programming investments, including Comcast-Spectator, E! Entertainment Television, The Golf Channel, Outdoor Life Network and G4, and through other programming investments. The principal business office of Comcast and CHC is located at 1500 Market Street, Philadelphia, Pennsylvania 19102.

         Information concerning the executive officers and directors of the Reporting Persons is set forth in Exhibit 99.1 of this statement. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1. None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Exhibit 99.1 to this statement has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Original Filing is hereby amended and supplemented to include the following:

         The aggregate consideration paid by Interactive for the shares of Common Stock in the open market purchases and private block purchases, net of brokerage commissions, was $482,164.11, which aggregate consideration was funded with a capital contribution of $144,649.23 from working capital of Comcast and a capital contribution of $337,514.88 from working capital of QVC.

Item 4.  Purpose of Transaction.

         Item 4 of the Original Filing is hereby amended and supplemented to include the following:

         On May 5 and 6, 2003, Interactive purchased an aggregate of 23,900 shares of Common Stock on the open market, which purchases were effected through a broker, at prices ranging from $3.00 to $3.10 per share, for aggregate consideration equal to $72,964.11, net of brokerage commissions. On May 9, 2003, Interactive purchased a block of 124,000 shares of Common Stock in a privately


                               Page 10 of 14 Pages
negotiated block purchase, which purchase was also effected through a broker, at a price of $3.30 per share, for aggregate consideration equal to $409,200, net of brokerage commissions. Also on May 9, 2003, Michael G. Rubin (the chief executive officer of the Company) and other members of management of the Company purchased a block of 231,000 shares of Common Stock from the same seller in a privately negotiated block purchase that was also effected at a price of $3.30 per share. Interactive and Rubin are parties to a voting agreement that is described in the Original Filing. Notwithstanding the existence of such voting agreement, the Reporting Persons disclaim that they were acting as a group with Rubin and the other members of management in acquiring such block of Common Stock or in any future transactions.

Item 5.  Interest in Securities of the Company.

         Item 5 of the Original Filing is hereby amended by replacing the first paragraph in its entirety with the following:

         Based upon information represented by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 29, 2003, and assuming exercise of all warrants to purchase Common Stock of which Interactive has beneficial ownership and all options to purchase Common Stock of which Rubin has beneficial ownership, as of May 1, 2003, the total number of shares of Common Stock outstanding was 44,148,772. Based upon such total number of shares of Common Stock, as of the date of filing of this Amendment, and assuming exercise of all warrants to purchase Common Stock of which Interactive has beneficial ownership and all options to purchase Common Stock of which Rubin has beneficial ownership, under Rule 13d-3, Interactive has dispositive power over 13,947,900 shares of Common Stock constituting approximately 31.6% of the outstanding shares of Common Stock and shares voting power over 21,588,496 shares of Common Stock constituting approximately 48.9% of the outstanding shares of Common Stock. By virtue of the relationship among the Reporting Persons (see Item 2 herein), the Reporting Persons may be deemed to have shared voting and dispositive power of the shares of Common Stock of the Company beneficially owned by Interactive. In addition, Lawrence S. Smith, Co-Chief Financial Officer and Executive Vice President of Comcast Corporation, has sole dispositive and voting power over 1,000 shares of Common Stock constituting less than 1% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Not modified.

Item 7.  Material Filed as Exhibits.

         10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P.


                               Page 11 of 14 Pages

                  (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27,
                  2001).

         10.8. Amended and Restated Joint Filing Agreement, dated as of May 16, 2003, by and among the Reporting Persons (filed herewith).

         99.1. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).








                               Page 12 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   May 16, 2003

INTERACTIVE TECHNOLOGY HOLDINGS, LLC
     By: QK Holdings, Inc., its Managing Member


By:       /s/  David M. Apostolico
        ---------------------------------------------
         Name:    David M. Apostolico
         Title:   President of QK Holdings, Inc.

QK HOLDINGS, INC.

By:       /s/  David M. Apostolico
        ---------------------------------------------
     Name:    David M. Apostolico
     Title:   President

QVC, INC.

By:       /s/  Neal S. Grabell
        ---------------------------------------------
     Name:    Neal S. Grabell
     Title:   General Counsel

Comcast QVC, Inc.


By:       /s/  Rosemarie S. Teta
        ---------------------------------------------
     Name:    Rosemarie S. Teta
     Title:   Vice President

Comcast Programming Holdings, Inc.


By:       /s/  Rosemarie S. Teta
        ---------------------------------------------
     Name:    Rosemarie S. Teta
     Title:   Vice President

COMCAST HOLDINGS CORPORATION


By:       /s/  Arthur R. Block
        ---------------------------------------------
     Name:    Arthur R. Block
     Title:   Senior Vice President

COMCAST CORPORATION


By:       /s/  Arthur R. Block
        ---------------------------------------------
     Name:    Arthur R. Block
     Title:   Senior Vice President





                               Page 13 of 14 Pages

                                Index to Exhibits

10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to
         Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to
         Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK
         Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.8. Amended and Restated Joint Filing Agreement, dated as of May 16, 2003, by and among the Reporting Persons (filed herewith).

99.1. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).





                               Page 14 of 14 Pages